                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68370R 10 9
                                 --------------
                                 (CUSIP Number)

                               Bjorn Hogstad, Esq.

                                 Snaroyveien 30
                             N-1331 Fornebu, Norway
                                  47-97-77-8806
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                                Coudert Brothers
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-207-248-3000
                                 ---------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
CUSIP No. 68370R 10 9

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
        Telenor East Invest AS
        000-00-0000
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
        (SEE INSTRUCTIONS)
                                                                      (b) [_]
--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]
        N/A
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
--------------------------------------------------------------------------------
                7.      SOLE VOTING POWER

                        11,708,463/(1)/
               -----------------------------------------------------------------
   NUMBER OF    8.      SHARED VOTING POWER
    SHARES
 BENEFICIALLY           -0-
   OWNED BY    -----------------------------------------------------------------
     EACH       9.      SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH            11,708,463/(1)/
               -----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,708,463 /(1)/
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [_]

        The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

/1/   Represents 11,689,713 shares held directly by the Reporting Person and
18,750 shares subject to options granted to Mr. Jo Lunder, an employee of Telenor ASA seconded to VimpelCom and currently serving as VimpelCom's CEO and General Director. The Reporting Person disclaims beneficial ownership of the 18,750 shares subject to options granted to Mr. Lunder.

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
CUSIP No. 68370R 10 9

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Telenor Mobile Holding AS
        000-00-0000
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
        (SEE INSTRUCTIONS)
                                                                      (b) [_]
--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]
        N/A
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
--------------------------------------------------------------------------------
                7.      SOLE VOTING POWER

                        11,708,463/(2)/
               -----------------------------------------------------------------
   NUMBER OF    8.      SHARED VOTING POWER
    SHARES
 BENEFICIALLY           -0-
   OWNED BY    -----------------------------------------------------------------
     EACH       9.      SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH            11,708,463/(2)/
               -----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,708,463 /(2)/
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [_]

        The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

/2/  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

---------------------------------              ---------------------------------
CUSIP No. 68370R 10 9

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
        Telenor ASA
        000-00-0000
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
        (SEE INSTRUCTIONS)
                                                                      (b) [_]
--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]
        N/A
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
--------------------------------------------------------------------------------
                7.      SOLE VOTING POWER

                        11,708,463/(3)/
               -----------------------------------------------------------------
   NUMBER OF    8.      SHARED VOTING POWER
    SHARES
 BENEFICIALLY           -0-
   OWNED BY    -----------------------------------------------------------------
     EACH       9.      SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH            11,708,463/(3)/
               -----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,708,463 /(3)/
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [_]

        The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

 /3/  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

Item 1.         Security and Issuer

       The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 15, the "Statement"), is hereby amended and supplemented with respect to the items set forth below.

       Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2.         Identity and Background

       This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the "Reporting Persons").

       TELENOR EAST INVEST AS

       (a) Telenor East Invest AS, a corporation formed under the laws of Norway.

       (b)   Snaroyveien 30
             N - 1331 Fornebu
             Norway

       (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

       (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

       (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

       (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snaroyveien 30, N-1331 Fornebu, Norway.

       DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address    Citizenship     Present Principal Occupation

Morten Karlsen Sorby         Norway          Chairman of Telenor East Invest AS
(Hammaro, Sweden)                            and Chief Operating Officer of
                                             Telenor Mobile Communications AS

Nils Helge Brendemo          Norway          Senior Vice President of Telenor
(Sandvika, Norway)                           Mobile Communications AS

Henrik Eidemar Torgersen     Norway          Chief Executive Officer of Telenor
(Oslo, Norway)                               East Invest AS and Executive Vice
                                             President of Telenor ASA

       EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address    Citizenship     Present Principal Occupation

Henrik Eidemar Torgersen     Norway          Chief Executive Officer of Telenor
(Oslo, Norway)                               East Invest AS and Executive Vice
                                             President of Telenor ASA

       (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

       (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       TELENOR MOBILE HOLDING AS

       (a) Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

       (b)   Snaroyveien 30
             N - 1331 Fornebu
             Norway

       (c) Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

       (d) During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.

       (e) During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

       (f) (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snaroyveien 30, N - 1331 Fornebu, Norway.

       DIRECTORS OF TELENOR MOBILE HOLDING AS


Name and Business Address    Citizenship     Present Principal Occupation

Jon Fredrik Baksaas          Norway          Chief Executive Officer of Telenor
(Sandvika, Norway)                           ASA and Chairman of the Board of
                                             Telenor Mobile Holding AS

Torstein Moland              Norway          Senior Executive Vice President and
(Lier, Norway)                               Chief Financial Officer of Telenor
                                             ASA

Jan Edvard Thygesen          Norway          Executive Vice President of Telenor
(Nesbru, Norway)                             ASA and Chief Executive Officer of
                                             Telenor Network Services



Stig Eide Sivertsen          Norway          Executive Vice President of Telenor
(Oslo, Norway)                               ASA and Chairman of the Board of
                                             Telenor Broadband Services AS

Henrik Eidemar Torgersen     Norway         Chief Executive Officer of Telenor
(Oslo, Norway)                              East Invest AS and Executive Vice
                                            President of Telenor ASA

Berit Svendsen               Norway         Executive Vice President of Telenor
(Oslo, Norway)                              ASA and Chief Technical Officer of
                                            Telenor ASA

Morten Fallstein             Norway         Employee Representative
(Oslo, Norway)

Tore Haugland                Norway         Employee Representative
(Bergen, Norway)

Anne Mette Hojem             Norway         Employee Representative
(Oslo, Norway)



         EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address    Citizenship    Present Principal Occupation

Arve Johansen                Norway         Senior Executive Vice President of
(Lier, Norway)                              Telenor ASA, Chief Executive Officer
                                            of Telenor Mobile Communication AS
                                            and Chief Executive Officer of
                                            Telenor Mobile Holding AS Jon
                                            Fredrik Baksaas

(Sandvika, Norway)           Norway         Chief Executive Officer of Telenor
                                            ASA and Chairman of the Board of
                                            Telenor Mobile Holding AS

        (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.

        (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        TELENOR ASA

        (a)   Telenor ASA, a corporation formed under the laws of Norway.

        (b)   Snaroyveien 30
              N - 1331 Fornebu
              Norway

        (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

        (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

        (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

        (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Snaroyveien 30, N - 1331 Fornebu, Norway.

         DIRECTORS OF TELENOR ASA

Name and Business Address     Citizenship    Present Principal Occupation

Tom Vidar Rygh                Norway         Chairman of the Board of Telenor
(Oslo, Norway)                               ASA, Executive Vice President of
                                             Orkla, Vice Chairman of the Board
                                             of Industrikapital and Member of
                                             the Board of Directors of Stepstone
                                             ASA

Ashild Marianne Bendiktsen    Norway         Chief Financial Officer of
(Salangen, Norway)                           Entrepenor Bendiktsen & Aasen AS

Torleif Enger                 Norway         Executive Vice President of Norsk
(Ostre Toten, Norway)                        Hydro ASA

Einar Forde                  Norway          Director of Telenor ASA
(Oslo, Norway)

Hanne de Mora                Switzerland     Principal of A-Connect
(Erlenbach, Switzerland)

Jorgen Lindegaard            Sweden          President and Chief Executive
(Stockholm, Sweden)                          Officer of the SAS Group, Chairman
                                             of the Board of Sonofon Holding AS
                                             and Member of the Boards of
                                             Finansieringsinstituttet for
                                             Industri og Haandvaerk AS and
                                             Superfos AS

Bjorg Ven                    Norway          Partner, Haavind Vislie Law Firm,
(Oslo, Norway)                               Chairman of the Board of the
                                             National Insurance Fund and
                                             Gjensidige NOR Spareforsikring

Per Gunnar Salomonsen        Norway          Employee Representative
(Skien, Norway)

Harald Stavn                 Norway          Employee Representative
(Kongsberg, Norway)

Irma Ruth Tystad             Norway          Employee Representative
(Trysil, Norway)

        EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address    Citizenship     Present Principal Occupation

Jon Fredrik Baksaas          Norway          Chief Executive Officer of Telenor
(Sandvika, Norway)                           ASA and Chairman of the Board of
                                             Telenor Mobile Holding AS

Arve Johansen                Norway          Senior Executive Vice President of
(Lier, Norway)                               Telenor ASA, Chief Executive
                                             Officer of Telenor Mobile
                                             Communication AS and Chief
                                             Executive Officer of Telenor Mobile
                                             Holding AS

Torstein Moland              Norway          Senior Executive Vice President and
(Lier, Norway)                               Chief Financial Officer of Telenor
                                             ASA

Jon M. Hippe                 Norway          Executive Vice President of Telenor
(Oslo, Norway)                               ASA

Bjorn Formo                  Norway          Executive Vice President of Telenor
(Oslo, Norway)                               ASA

Jan Edvard Thygesen          Norway          Executive Vice President of Telenor
(Nesbru, Norway)                             ASA and Chief Executive Officer of
                                             Telenor Network Services

Morten Lundal                Norway          Executive Vice President of Telenor
(Oslo, Norway)                               ASA, Chief Executive Officer of
                                             Nextra AS and Chairman of the Board
                                             of Telenor Internett AS

Stig Eide Sivertsen          Norway          Executive Vice President of Telenor
(Oslo, Norway)                               ASA and Chairman of the Board of
                                             Telenor Broadband Services AS

Henrik Eidemar Torgersen     Norway          Executive Vice President of Telenor
(Oslo, Norway)                               ASA and Chief Executive Officer of
                                             Telenor East Invest AS

Berit Svendsen               Norway          Executive Vice President of Telenor
(Oslo, Norway)                               ASA and Chief Technical Officer of
                                             Telenor ASA

       (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

       (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

       The amount and source of funds used in connection with the purchase by Telenor East Invest AS of 1,462 shares of common stock and 231 shares of Type-A convertible voting preferred stock of Open Joint Stock Company "VimpelCom-Region" ("VimpelCom-Region"), a Russian subsidiary of VimpelCom, is US$58,480,000 for the common stock and 4,260 Rubles for the preferred stock, in each case, contributed from Telenor East Invest AS's working capital.

Item 4.          Purpose of the Transactions

Summary of Key Terms

       Pursuant to the VimpelCom-Region Primary Agreement, as amended by Amendment No. 1 to the VimpelCom-Region Primary Agreement dated May 15, 2002, the Second Closing occurred on November 12, 2002. Eco Telecom Limited, VimpelCom, Telenor East Invest AS and VimpelCom-Region participated in the Second Closing.

       At the Second Closing, Telenor East Invest AS exercised its option to purchase 1,462 newly-issued shares of common stock of VimpelCom-Region at a purchase price of US$40,000 per common share, for an aggregate purchase price of US$58,480,000. Simultaneously with the Second Closing, as contemplated by the transaction documents described in Amendment No. 15 to the Statement, Telenor East Invest AS purchased from Eco Telecom Limited pursuant to Share Purchase Agreement No. E/T-01, dated as of November 12, 2002, 231 shares of Type-A convertible voting preferred stock of VimpelCom-Region for a purchase price of 20 Rubles per preferred share, for an aggregate purchase price of 4620 Rubles. As a result of these transactions, immediately following the Second Closing, Telenor East Invest AS owned shares representing 17.499% of the outstanding voting capital stock of VimpelCom-Region.

       At the Second Closing, Eco Telecom Limited acquired 1,462 newly-issued shares of common stock of VimpelCom-Region at a purchase price of US$40,000 per common share, for an aggregate purchase price of US$58,480,000. Eco Telecom also entered into share purchase agreements with each of Telenor East Invest AS and VimpelCom, for the sale of 231 and 860 shares of Type-A convertible preferred stock of VimpelCom-Region, respectively. As a result of these transactions and taking into account the shares of VimpelCom-Region owned by Eco Telecom Limited prior to the Second Closing Date, immediately following the Second Closing, Eco Telecom Limited owned shares of VimpelCom-Region representing 17.510% of the outstanding voting capital stock of VimpelCom-Region.

       At the Second Closing, VimpelCom acquired 1,462 newly-issued shares of common stock of VimpelCom-Region for the ruble equivalent of an aggregate purchase price of US$58,480,000 (i.e., 1,858,237,088 Rubles). VimpelCom also acquired 860 shares of Type-A convertible voting preferred stock of VimpelCom-Region from Eco Telecom Limited for an aggregate purchase price of 17,200 Rubles. As a result of these transactions and taking into account the shares of VimpelCom-Region owned by VimpelCom prior to the Second Closing Date, immediately following the Second Closing, VimpelCom owned shares representing 64.991% of the outstanding voting capital stock of VimpelCom-Region.

Disclaimer

The preceding summary of certain provisions of the VimpelCom-Region Primary Agreement and Amendment No. 1 to the VimpelCom-Region Primary Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of each relevant agreement referred to herein, including each of the following share purchase agreements, conformed copies of which are filed as Exhibits A, B, C, D and E hereto, and which are incorporated herein by reference:

       Share Purchase Agreement No. VCR/T-01 dated as of November 12, 2002 between Telenor East Invest AS and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Telenor;

       Share Purchase Agreement No. VCR/E-01 dated as of November 12, 2002 between Eco Telecom Limited and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom Limited;

       Share Purchase Agreement No. VCR/V-01 dated as of November 12, 2002 between VimpelCom and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by VimpelCom;

       Share Purchase Agreement No. E/T-01 dated as of November 12, 2002 between Eco Telecom Limited and Telenor East Invest AS relating to the purchase of 231 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Telenor East Invest AS; and

       Share Purchase Agreement No. E/V-01 dated as of November 12, 2002 between Eco Telecom Limited and VimpelCom relating to the purchase of 860 shares of Type-A convertible voting preferred stock of VimpelCom-Region by VimpelCom.

Item 5.          Interest in Securities of the Issuer

       Telenor East Invest AS is a direct wholly owned subsidiary of Telenor Mobile Holding AS and indirect wholly owned subsidiary of Telenor ASA. As a result, Telenor Mobile Holding AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom and of the common stock and Type-A convertible voting preferred stock of VimpelCom-Region owned by Telenor East Invest AS. Neither the filing of this Amendment No. 16 nor any of its contents shall be deemed to constitute an admission that Telenor Mobile Holding AS or Telenor ASA is the beneficial owner of the shares of VimpelCom or VimpelCom-Region held by Telenor East Invest AS for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

       Mr. Jo Lunder, an employee of Telenor ASA seconded to VimpelCom and currently serving as VimpelCom's CEO and General Director, holds options to purchase

18,750 shares of Common Stock of VimpelCom. As a result, Telenor East Invest AS, Telenor Mobile Holding AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom subject to the options held by Mr. Lunder. Neither the filing of this Amendment No. 16 nor any of its contents shall be deemed to constitute an admission that Telenor East Invest AS, Telenor Mobile Holding AS or Telenor ASA is the beneficial owner of the shares of VimpelCom subject to the options held by Mr. Lunder for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Except as provided in the documents described in the Statement on
Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14
or 15 thereto, or as set forth herein, neither Telenor East Invest AS, Telenor Mobile Holding AS or Telenor ASA, nor, to the best of Telenor East Invest AS's, Telenor Mobile Holding AS's or Telenor ASA's knowledge, any of the individuals named in Item 2 hereof, has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits

  1. Attached hereto as Exhibit "A" is a conformed copy of Share Purchase Agreement No. VCR/T-01 dated November 12, 2002 between Telenor East Invest AS and VimpelCom-Region.

  2. Attached hereto as Exhibit "B" is a conformed copy of Share Purchase Agreement No. VCR/E-01 dated as of November 12, 2002 between Eco Telecom Limited and VimpelCom-Region.

  3. Attached hereto as Exhibit "C" is a conformed copy of Share Purchase Agreement No. VCR/V-01 dated as of November 12, 2002 between VimpelCom and VimpelCom-Region.

  4. Attached hereto as Exhibit "D" is a conformed copy of Share Purchase Agreement No. E/T-01 dated as of November 12, 2002 between Eco Telecom Limited and Telenor East Invest AS.

  5. Attached hereto as Exhibit "E" is a conformed copy of Share Purchase Agreement No. E/V-01 dated as of November 12, 2002 between Eco Telecom Limited and VimpelCom.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on
Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: November 26, 2002

                                             TELENOR EAST INVEST AS

                                             By  /s/ Henrik Torgersen
                                                --------------------------------
                                                Name:  Henrik Torgersen
                                                Title: Chief Executive Officer


                                             TELENOR MOBILE HOLDING AS

                                             By /s/ Arve Johansen
                                                --------------------------------
                                                Name:  Arve Johansen
                                                Title: Chief Executive Officer

                                             TELENOR ASA

                                             By /s/ Jon Fredrik Baksaas
                                                --------------------------------
                                                Name:  Jon Fredrik Baksaas
                                                Title: Chief Executive Officer

                                Index to Exhibits

Exhibit A      A conformed copy of Share Purchase Agreement No. VCR/T-01 dated as of November 12, 2002 between Telenor East Invest AS and
               VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Telenor.

Exhibit B      A conformed copy of Share Purchase Agreement No. VCR/E-01 dated as of November 12, 2002 between Eco Telecom Limited and
               VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom
               Limited.

Exhibit C      A conformed copy of Share Purchase Agreement No. VCR/V-01 dated as of November 12, 2002 between VimpelCom and VimpelCom-Region relating to the purchase of 1,462 newly-issued shares of common stock of VimpelCom-Region by VimpelCom.

Exhibit D      A conformed copy of Share Purchase Agreement No. E/T-01 dated as of November 12, 2002 between Eco Telecom Limited and Telenor East
               Invest AS relating to the purchase of 231 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Telenor
               East Invest AS.

Exhibit E      A conformed copy of Share Purchase Agreement No. E/V-01 dated as of November 12, 2002 between Eco Telecom Limited and VimpelCom relating to the purchase of 860 shares of Type-A convertible voting preferred stock of VimpelCom-Region by VimpelCom.

                                                                       Exhibit A
                                                                  Conformed Copy

[Russian translation]               SHARE PURCHASE AGREEMENT No. VCR/T-01

                                    Moscow, Russia            November 12, 2002

                                    This Share Purchase Agreement (this
                                    "Agreement") is entered into by and between Open Joint Stock Company "VimpelCom-Region", organized and existing under the laws of the Russian Federation with its registered office at 10 Ulitsa 8-Marta, Building 14, Moscow, Russia (the "Issuer") and Telenor East Invest AS, a company organized and existing under the laws of Norway (the "Purchaser" and, together with the Issuer, collectively, the "Parties"). The Parties hereby agree as follows:

                                    1.   Subject of the Agreement

                                    The Issuer agrees to sell, and the Purchaser agrees to purchase, 1,462 (One Thousand Four Hundred Sixty Two) registered shares of common stock of the Issuer, with a nominal value of 20 Rubles per share, registration No. 1-04-16038-N, registration date October 3, 2002 (the "Shares").

                                    2.   Obligations of the Parties and
                                    Incorporation of the Primary Agreement by Reference

                                    The purchase of the Shares, the payment for the Shares and the transfer of title to the Shares shall be made according to the terms set forth in the Primary Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, between the Issuer, the Purchaser, Eco Telecom Limited and Open Joint Stock Company "Vimpel-Communications" (the "Primary
                                    Agreement"). The Primary Agreement is hereby incorporated into this Agreement by reference and constitutes an inalienable part of this Agreement as if all the provisions thereof, including, among others, all the substantial terms such as the price for the Shares, procedure for payment of the Shares and transfer of title to the Shares, were restated herein in full, except Section 2.02(a)(iii), which shall not be incorporated into this Agreement.

                                    3.   Share Transfer

                                    Concurrently with the execution of this
                                    Agreement, the Issuer shall execute a share transfer order (the "Transfer Order"), as established by Russian law and required by the holder of the share registry of the Issuer (the "Registrar"). The Issuer shall deliver a

[Russian translation]               duly executed Transfer Order to the
                                    Registrar in order for the transfer of the Shares from the Issuer to the Purchaser to be registered in the share registry of the Issuer.

                                    4.   Price

                                    The Price of Shares' placement shall be
                                    US$40,000 (Forty Thousand US Dollars) per share.

                                    The total purchase price of the Shares shall be US$58,480,000 (Fifty Eight Million Four Hundred Eighty Thousand US Dollars).

                                    5.   Settlements

                                    All settlements under this Agreement shall be made in US dollars according to the procedure established by Russian law. If Russian law prohibits making such settlements in US dollars, all settlements shall be made in rubles at the Central Bank of the Russian Federation exchange rate effective on the date prior to the date of settlements.

                                    6.   Governing Law

                                    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

                                    7.   Arbitration

                                    Any and all disputes and controversies
                                    arising under, relating to or in connection with this Agreement shall be settled by arbitration as provided in Section 15.11 of the Primary Agreement.

                                    8.   Counterparts and Language

                                    This Agreement is being executed in seven originals, and the Parties agree that in the event of a discrepancy between the English and the Russian language versions, the English language version shall prevail.

                                    9.   Term

                                    This Agreement shall be effective from the day of its execution by the Parties and shall continue in full force and effect until the Parties have performed their respective obligations.

[Russian translation]             IN WITNESS WHEREOF, this Share Purchase
                                  Agreement has been duly executed and delivered by each Party hereto this 12/th/ day of November, 2002.

                                  ISSUER

                                  Open Joint Stock Company
                                  "VimpelCom-Region"

                                  By:  /s/ Alexei Mischenko
                                       -----------------------------------------
                                       Name: Alexei Mischenko
                                       Title: General Director and CEO

                                  By:  /s/ Dmitriy Steshchenko
                                       -----------------------------------------
                                       Name: Dmitriy Steshchenko
                                       Title: Chief Accountant

                                  PURCHASER

                                  Telenor East Invest AS

                                  By:  /s/ Sigmund Ekhougen
                                       -----------------------------------------
                                       Name: Sigmund Ekhougen
                                       Title: Attorney-in-Fact

                                                                       Exhibit B
                                                                  Conformed Copy

[Russian translation]               SHARE PURCHASE AGREEMENT No. VCR/E-01

                                    Moscow, Russia             November 12, 2002

                                    This Share Purchase Agreement (this
                                    "Agreement") is entered into by and between Open Joint Stock Company "VimpelCom-Region", organized and existing under the laws of the Russian Federation with its registered office at 10 Ulitsa 8-Marta, Building 14, Moscow, Russia (the "Issuer") and Eco Telecom Limited, a company organized and existing under the laws of Gibraltar (the "Purchaser" and, together with the Issuer, collectively, the "Parties"). The Parties hereby agree as follows:

                                    1.   Subject of the Agreement

                                    The Issuer agrees to sell, and the Purchaser agrees to purchase, 1,462 (One Thousand Four Hundred Sixty Two) registered shares of common stock of the Issuer, with a nominal value of 20 Rubles per share, registration No. 1-04-16038-N, registration date October 3, 2002 (the "Shares").

                                    2.   Obligations of the Parties and
                                    Incorporation of the Primary Agreement by Reference

                                    The purchase of the Shares, the payment for the Shares and the transfer of title to the Shares shall be made according to the terms set forth in the Primary Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, between the Issuer, the Purchaser, Telenor East Invest AS and Open Joint Stock Company "Vimpel-Communications" (the "Primary
                                    Agreement"). The Primary Agreement is hereby incorporated into this Agreement by reference and constitutes an inalienable part of this Agreement as if all the provisions thereof, including, among others, all the substantial terms such as the price for the Shares, procedure for payment of the Shares and transfer of title to the Shares, were restated herein in full, except Section 2.02(a)(i), which shall not be incorporated into this Agreement.

                                    3.   Share Transfer

                                    Concurrently with the execution of this
                                    Agreement, the Issuer shall execute a share transfer order (the "Transfer Order"), as established by Russian law and required by the holder of the share registry of the Issuer (the "Registrar"). The Issuer shall deliver a duly executed Transfer Order to the Registrar in

[Russian translation]               order for the transfer of the Shares from
                                    the Issuer to the Purchaser to be registered in the share registry of the Issuer.

                                    4.   Price

                                    The Price of Shares' placement shall be
                                    US$40,000 (Forty Thousand US Dollars) per share.
                                    The total purchase price of the Shares shall be US$58,480,000 (Fifty Eight Million Four Hundred Eighty Thousand US Dollars).

                                    5.   Settlements

                                    All settlements under this Agreement shall be made in US dollars according to the procedure established by Russian law. If Russian law prohibits making such settlements in US dollars, all settlements shall be made in rubles at the Central Bank of the Russian Federation exchange rate effective on the date prior to the date of settlements.

                                    6.   Governing Law

                                    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

                                    7.   Arbitration

                                    Any and all disputes and controversies
                                    arising under, relating to or in connection with this Agreement shall be settled by arbitration as provided in Section 15.11 of the Primary Agreement.

                                    8.   Counterparts and Language

                                    This Agreement is being executed in seven originals, and the Parties agree that in the event of a discrepancy between the English and the Russian language versions, the English language version shall prevail.

                                    9.   Term

                                    This Agreement shall be effective from the day of its execution by the Parties and shall continue in full force and effect until the Parties have performed their respective obligations.

[Russian translation]               IN WITNESS WHEREOF, this Share Purchase
                                    Agreement has been duly executed and
                                    delivered by each Party hereto this 12/th/ day of November, 2002.

                                    ISSUER

                                    Open Joint Stock Company
                                    "VimpelCom-Region"

                                    By: /s/ Alexei Mischenko
                                        ----------------------------------------
                                        Name: Alexei Mischenko
                                        Title: General Director and CEO

                                    By: /s/ Dmitriy Steshchenko
                                        ----------------------------------------
                                        Name: Dmitriy Steshchenko
                                        Title: Chief Accountant

                                    PURCHASER

                                    Eco Telecom Limited

                                    By: /s/ Pavel Kulikov
                                        ----------------------------------------
                                        Name: Pavel Kulikov
                                        Title: Attorney-in-Fact

                                                                       Exhibit C
                                                                  Conformed Copy

[Russian translation]               SHARE PURCHASE AGREEMENT No. VCR/V-01

                                    Moscow, Russia             November 12, 2002

                                    This Share Purchase Agreement (this
                                    "Agreement") is entered into by and between Open Joint Stock Company "VimpelCom-Region", organized and existing under the laws of the Russian Federation with its registered office at 10 Ulitsa 8-Marta, Building 14, Moscow, Russia (the "Issuer") and "Vimpel-Communications", a company organized and existing under the laws of the Russian Federation with its registered office at 10 Ulitsa 8-Marta, Building 14, Moscow, Russia (the "Purchaser" and, together with the Issuer, collectively, the "Parties"). The Parties hereby agree as follows:

                                    1.   Subject of the Agreement

                                    The Issuer agrees to sell, and the Purchaser agrees to purchase, 1,462 (One Thousand Four Hundred Sixty Two) registered shares of common stock of the Issuer, with a nominal value of 20 Rubles per share, registration No. 1-04-16038-N, registration date October 3, 2002 (the "Shares").

                                    2.   Obligations of the Parties and
                                    Incorporation of the Primary Agreement by Reference

                                    The purchase of the Shares, the payment for the Shares and the transfer of title to the Shares shall be made according to the terms set forth in the Primary Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, between the Issuer, the Purchaser, Eco Telecom Limited and Telenor East Invest AS (the "Primary Agreement"). The Primary Agreement is hereby incorporated into this Agreement by reference and constitutes an inalienable part of this Agreement as if all the provisions thereof, including, among others, all the substantial terms such as the price for the Shares, procedure for payment of the Shares and transfer of title to the Shares, were restated herein in full, except Section 2.02(a)(ii), which shall not be incorporated into this Agreement.

                                    3.   Share Transfer

                                    Concurrently with the execution of this
                                    Agreement, the Issuer shall execute a share transfer order the "Transfer Order"), as established by Russian law

[Russian translation]               and required by the holder of the share
                                    registry of the Issuer (the "Registrar").
                                    The Issuer shall deliver a duly executed
                                    Transfer Order to the Registrar in order for the transfer of the Shares from the Issuer to the Purchaser to be registered in the share registry of the Issuer.

                                    4.   Price

                                    The Price of Shares' placement shall be
                                    US$40,000 (Forty Thousand US Dollars) per share.

                                    The total purchase price of the Shares shall be US$58,480,000 (Fifty Eight Million Four Hundred Eighty Thousand US Dollars).

                                    5.   Settlements

                                    All settlements under this Agreement shall be made in rubles at the Central Bank of the Russian Federation exchange rate effective on the date prior to the date of settlements.

                                    6.   Governing Law

                                    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

                                    7.   Arbitration

                                    Any and all disputes and controversies
                                    arising under, relating to or in connection with this Agreement shall be settled by arbitration as provided in Section 15.11 of the Primary Agreement.

                                    8.   Counterparts and Language

                                    This Agreement is being executed in seven originals, and the Parties agree that in the event of a discrepancy between the English and the Russian language versions, the English language version shall prevail.

                                    9.   Term

                                    This Agreement shall be effective from the day of its execution by the Parties and shall continue in full force and effect until the Parties have performed their respective obligations.

[Russian translation]               IN WITNESS WHEREOF, this Share Purchase
                                    Agreement has been duly executed and
                                    delivered by each Party hereto this 12/th/ day of November, 2002.

                                    ISSUER

                                    Open Joint Stock Company
                                    "VimpelCom-Region"

                                    By: /s/ Alexei Mischenko
                                        ----------------------------------------
                                        Name: Alexei Mischenko
                                        Title: General Director and CEO

                                    By: /s/ Dmitriy Steshchenko
                                        ----------------------------------------
                                        Name: Dmitriy Steshchenko
                                        Title: Chief Accountant

                                    PURCHASER

                                    Open Joint Stock Company
                                    "Vimpel-Communications"

                                    By: /s/ Jo Lunder
                                        ----------------------------------------
                                        Name: Jo Lunder
                                        Title: General Director and CEO

                                    By: /s/ Dmitriy Steshchenko
                                        ----------------------------------------
                                        Name: Dmitriy Steshchenko
                                        Title: Chief Accountant

                                                                       Exhibit D
                                                                  Conformed Copy

[Russian translation]               SHARE PURCHASE AGREEMENT No. E/T-01

                                    Moscow, Russia             November 12, 2002

                                    This Share Purchase Agreement (this
                                    "Agreement") is entered into by and between Eco Telecom Limited, a company organized and existing under the laws of Gibraltar (the "Seller") and Telenor East Invest AS, a company organized and existing under the laws of Norway (the "Purchaser" and, together with the Seller, collectively, the "Parties"). The Parties hereby agree as follows:

                                    1.   Subject of the Agreement

                                    The Seller agrees to sell, and the Purchaser agrees to purchase, 231 (two hundred thirty one) registered shares of preferred stock of the Open Joint Stock Company
                                    "VimpelCom-Region" (the "Issuer"), with a nominal value of 20 Rubles per share, registration No. 3-02-16038-N, registration date December 19, 2001 (the "Shares").

                                    2.   Obligations of the Parties and
                                    Incorporation of the Primary Agreement by Reference

                                    The purchase of the Shares, the payment for the Shares and the transfer of title to the Shares shall be made according to the terms set forth in the Primary Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, between the Seller, the Purchaser, Open Joint Stock Company "Vimpel-Communications" and the Issuer (the "Primary Agreement"). The Primary Agreement is hereby incorporated into this Agreement by reference and constitutes an inalienable part of this Agreement as if all the provisions thereof, including, among others, all the substantial terms such as the price for the Shares, procedure for payment of the Shares and transfer of title to the Shares, were restated herein in full, except Section 2.08, which shall not be incorporated into this Agreement.

                                    3.   Share Transfer

                                    Concurrently with the execution of this
                                    Agreement, the Seller shall execute a share transfer order (the "Transfer Order"), as established by Russian law and required by the holder of the share registry of the Issuer ("Registrar"). The Seller shall deliver a duly executed Transfer Order to the Registrar in order for the transfer of the Shares from the Seller to the

[Russian translation]               Purchaser to be registered in the share
                                    registry of the Issuer.

                                    4.   Price

                                    The Price of Shares' purchase shall be 20
                                    (twenty) Rubles per share.

                                    The total purchase price of the Shares shall be 4,620 (four thousand six hundred twenty) Rubles.

                                    5.   Settlements

                                    All settlements under this Agreement shall be made in US dollars according to the procedure established by Russian law. If Russian law prohibits making such settlements in US dollars, all settlements shall be made in rubles at the Central Bank of the Russian Federation exchange rate effective on the date prior to the date of settlements.

                                    6.   Governing Law

                                    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

                                    7.   Arbitration

                                    Any and all disputes and controversies
                                    arising under, relating to or in connection with this Agreement shall be settled by arbitration as provided in Section 15.11 of the Primary Agreement.

                                    8.   Counterparts and Language

                                    This Agreement is being executed in seven originals, and the Parties agree that in the event of a discrepancy between the English and the Russian language versions, the English language version shall prevail.

                                    9.   Term

                                    This Agreement shall be effective from the day of its execution by the Parties and shall continue in full force and effect until the Parties have performed their respective obligations.

[Russian translation]               IN WITNESS WHEREOF, this Share Purchase
                                    Agreement has been duly executed and
                                    delivered by each Party hereto this 12/th/ day of November, 2002.

                                    SELLER

                                    Eco Telecom Limited

                                    By  /s/ Pavel Kulikov
                                        ----------------------------------------
                                        Name: Pavel Kulikov
                                        Title: Attorney-in-Fact

                                    PURCHASER

                                    Telenor East Invest AS

                                    By: /s/ Sigmund Ekhougen
                                        ----------------------------------------
                                        Name: Sigmund Ekhougen
                                        Title: Attorney-in-Fact

                                                                       Exhibit E
                                                                  Conformed Copy

[Russian translation]               SHARE PURCHASE AGREEMENT No. E/V-01

                                    Moscow, Russia             November 12, 2002

                                    This Share Purchase Agreement (this
                                    "Agreement") is entered into by and between Eco Telecom Limited, a company organized and existing under the laws of Gibraltar (the "Seller") and Open Joint Stock Company "Vimpel-Communications", organized and existing under the laws of the Russian Federation with its registered office at 10 Ulitsa 8-Marta, Building 14, Moscow, Russia, (the "Purchaser" and, together with the Seller, collectively, the "Parties"). The Parties hereby agree as follows:

                                    1.   Subject of the Agreement

                                    The Seller agrees to sell, and the Purchaser agrees to purchase, 860 (Eight Hundred Sixty) registered shares of preferred stock of the Open Joint Stock Company "VimpelCom-Region" (the "Issuer"), with a nominal value of 20 Rubles per share, registration No. 3-02-16038-N, registration date December 19, 2001 (the "Shares").

                                    2.   Obligations of the Parties and
                                    Incorporation of the Primary Agreement by Reference

                                    The purchase of the Shares, the payment for the Shares and the transfer of title to the Shares shall be made according to the terms set forth in the Primary Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, between the Seller, the Purchaser, Telenor East Invest AS and the Issuer (the "Primary Agreement"). The Primary Agreement is hereby incorporated into this Agreement by reference and constitutes an inalienable part of this Agreement as if all the provisions thereof, including, among others, all the substantial terms such as the price for the Shares, procedure for payment of the Shares and transfer of title to the Shares, were restated herein in full, except Section 2.08, which shall not be incorporated into this Agreement.

                                    3.   Share Transfer

                                    Concurrently with the execution of this
                                    Agreement, the Seller shall execute a share transfer order (the "Transfer Order"), as established by Russian law and required by the share registry of the Issuer (the

[Russian translation]

                                    "Registrar"). The Seller shall deliver a duly executed Transfer Order to the Registrar in order for the transfer of the Shares from the Seller to the Purchaser to be registered in the share registry of the Issuer.

                                    4.   Price

                                    The Price of Shares' purchase shall be 20
                                    (twenty) Rubles per share.
                                    The total purchase price of the Shares shall be 17,200 (seventeen thousand two hundred) Rubles.

                                    5.   Settlements

                                    All settlements under this Agreement shall be made in rubles.

                                    6.   Governing Law

                                    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

                                    7.   Arbitration

                                    Any and all disputes and controversies
                                    arising under, relating to or in connection with this Agreement shall be settled by arbitration as provided in Section 15.11 of the Primary Agreement.

                                    8.   Counterparts and Language

                                    This Agreement is being executed in seven originals, and the Parties agree that in the event of a discrepancy between the English and the Russian language versions, the English language version shall prevail.

                                    9.   Term

                                    This Agreement shall be effective from the day of its execution by the Parties and shall continue in full force and effect until the Parties have performed their respective obligations.

[Russian translation]               IN WITNESS WHEREOF, this Share Purchase
                                    Agreement has been duly executed and
                                    delivered by each Party hereto this 12th day of November, 2002.

                                    SELLER

                                    Eco Telecom Limited

                                    By  /s/ Pavel Kulikov
                                        ----------------------------------------
                                        Name: Pavel Kulikov
                                        Title: Attorney-in-Fact

                                    PURCHASER

                                    Open Joint Stock Company
                                    "Vimpel-Communications"

                                    By: /s/ Jo Lunder
                                        ----------------------------------------
                                        Name: Jo Lunder
                                        Title: General Director and CEO

                                    By: /s/ Dmitriy Steshchenko
                                        ----------------------------------------
                                        Name: Dmitriy Steshchenko
                                        Title: Chief Accountant